[Letterhead of Eversheds Sutherland (US) LLP]

May 7, 2018

VIA EDGAR

Edward P. Bartz, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          New Mountain Finance Corporation
Preliminary Proxy Materials on Schedule 14A filed April 26, 2018
File No. 814-00832

Dear Mr. Bartz:

On behalf of New Mountain Finance Corporation (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 4, 2018, with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00832), filed with the Commission on April 26, 2018 (the “Proxy Materials”).  The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Please clarify in the second paragraph on page 4 of the Proxy Materials that the asset coverage ratio reduction doubles the amount of debt that BDCs may incur.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	The Staff refers to the “Illustrations of the Effect of Lowering the Required Asset Coverage Ratio” section starting on page 4 of the Proxy Materials. With regard to this section:

•
Please add a table that shows the Company’s total assets, total debt outstanding, net assets and asset coverage ratio: (i) on an actual basis as of December 31, 2017, (ii) assuming that the Company incurred the maximum amount of borrowings that could be incurred under the 200% asset coverage ratio as of December 31, 2017, and (iii) assuming that the Company incurred the maximum amount of borrowings that could be incurred under the 150% asset coverage ratio as of December 31, 2017.

•	Please review the calculations to make sure that the numbers are accurate and revise accordingly, if necessary.

Edward P. Bartz, Esq.
May 7, 2018

•
Please revise the presentation under the “Estimated Annual Expenses” subsection to add a third column that shows the actual expenses as of December 31, 2017 as well as revise the column headings to indicate that the 200% Asset Coverage Ratio is currently applicable to the Company and the 150% asset coverage ratio is proposed.

•
Please review the calculations in the “Example” under the “Estimated Annual Expenses” subsection to make sure that the numbers are accurate and revise accordingly, if necessary. Please also add a third example based on actual inputs as of December 31, 2017.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.
The Staff refers to the bullet point that appears at the bottom of page 7 of the Proxy Materials, which discusses the incentive fees payable to the Company’s investment adviser. Will an increase in borrowings due to a reduction in asset coverage make it easier for the investment adviser to surpass the hurdle necessary for the investment adviser to receive an incentive fee? If so, please disclose this in the Proxy Materials.

The Company advises the Staff on a supplemental basis that based on the investment adviser’s historical ability to consistently surpass the hurdle necessary for the investment adviser to receive an incentive fee, the Company does not believe that an increase in the Company’s borrowings will make it easier for its investment adviser to receive an incentive fee.

4.	Please revise the heading at the top of page 8 of the Proxy Materials to the following: “Risks Related to Approval of the Proposal Permitting the Company to Double Its Amount of Debt Incurrence.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin
Vlad M. Bulkin

cc:          Karrie Jerry / New Mountain Finance Corporation
Shiraz Kajee / New Mountain Finance Corporation
Steven B. Boehm / Eversheds Sutherland (US) LLP